UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934

CHINA FORESTRY INC.
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

16943P 10 0
(CUSIP Number)

Shengli Liu, President
China Forestry Inc.
Economic Development Zone of Hanzhong City,
Shaan’xi Province, People’s Republic of China
011-86-29-85257870
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2011
(Date of Event Which Requires Filing of This Statement)

Copies To:

Harold H. Martin, Esq.
Martin & Pritchett, P.A.
16810 Kenton Drive, Suite 160
Huntersville, North Carolina 28078
Tel:  (704) 237-4508
Fax:  (704) 237-4917

CUSIP No. 16943P 10 0

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shengli Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
	7	SOLE VOTING POWER 86,400,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 86,400,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16943P 10 0

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, $.001 par value (the “Common Stock”), of China Forestry Inc., a Nevada corporation (the “Issuer” or “CHFY”). At present, there are 156,000,000 issued and outstanding shares of Common Stock, and a total of 200,000,000 authorized shares of Common Stock.

The Reporting Person is Shengli Liu, a citizen and resident of The People’s Republic of China (hereinafter, “Liu”), who is the President of CHFY. The Reporting Person is the beneficial owner of 86,400,000 shares of Common Stock in his own name. Liu is the beneficial owner of 60,000,000 shares of Common Stock, and a 60% interest in the principal amount of a $1.0 million convertible promissory note, which entitles him to convert his principal amount into 40,800,000 shares of Common Stock.  There are currently insufficient authorized shares of Common Stock to enable Liu to fully convert his principal amount of the $1.0 million convertible promissory note into the full amount of 40,800,000 shares of Common Stock to which he is entitled and instead he is entitled to convert into 26,400,000 shares.

CHFY’s principal executive offices are located at Economic Development Zone of Hanzhong City, Shaan’xi Province, People’s Republic of China.

Item 2.  Identity and Background.

a.	The name of the Reporting Person is Liu.

b.	The business address of Liu is Economic Development Zone of Hanzhong City, Shaan’xi Province, People’s Republic of China.

c.
Liu’s principal business is acting as the Chairman and President of CHFY and CHFY’s principal business address is Economic Development Zone of Hanzhong City, Shaan’xi Province, People’s Republic of China.

d.	During the past five years, Liu has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.
During the past five years, Liu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

f.	Liu is a citizen and resident of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 10, 2010, CHFY entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Hengtai, FIHK, Shengli Liu, the owner of 60% of the outstanding share capital of FIHK (“Liu”), and Bin Li, the owner of 40% of the outstanding share capital of FIHK (“Li”) (Liu and Li collectively being the “Shareholders”).  FIHK and Hengtai were parties to variable interest entity contracts (hereinafter “VIE Contracts”) with each other, and each of the Shareholders were parties to VIE Contracts with each other.  The transactions contemplated by the Share Exchange Agreement were closed and completed on July 15, 2010 (the “Closing Date”) and resulted in a change in majority ownership of CHFY.  Pursuant to the terms of the Share Exchange Agreement, at Closing, CHFY acquired one hundred percent (100%) of all of the issued and outstanding share capital of FIHK from the Shareholders, as well as a cash payment of $50,000 from Hengtai, in exchange for One Hundred Million (100,000,000) shares of newly issued common stock of CHFY and a Convertible Note in the principal amount of $1.0 million, which note is convertible into 68,000,000 shares of common stock of CHFY to the extent there is sufficient authorized common stock for full conversion (the “Convertible Note”).  The source and amount of funds or other consideration used by Liu to pay the purchase price came from personal funds.

CUSIP No. 16943P 10 0

The shares were held in escrow from the Closing Date until June 14, 2011 and were released upon the termination of the VIE Contracts and the creation of an indirect subsidiary relationship between CHFY and Hengtai.  Therefore, the shares were beneficially owned by Liu as of June 14, 2011.

As previously stated herein, the Reporting Person is considered to be the beneficial owner, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of 86,400,000 shares of Common Stock.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to effect a reverse merger between CHFY and FIHK, and to create a variable interest entity between FIHK and Hengtai.  CHFY was not a shell company within the meaning of Rule 405 of the Securities Act of 1933, as amended, at the time that the transaction was consummated.

In addition, pursuant to the terms and conditions of the Share Exchange Agreement:

●	As a result of the Closing, Man Ha and Yuan Tian resigned from their positions as directors and executive officers on May 30, 2011.

●
Degong Han, the remaining director has appointed three nominees to the Board of Directors, as follows:  Shengli Liu, a citizen and resident of China, Yueping Li, a citizen and resident of China and Shuncheng Ma, a citizen and resident of China, who will become directors of the Issuer.

●	The transactions contemplated by the Share Exchange Agreement were closed and completed on Closing Date and resulted in a change in majority ownership of the Issuer.

●
CHFY acquired one hundred percent (100%) of all of the issued and outstanding share capital of FIHK from the Shareholders, as well as a cash payment of $50,000 from Hengtai, in exchange for One Hundred Million (100,000,000) shares of newly issued common stock of CHFY and a Convertible Note in the principal amount of $1.0 million, which note is convertible into 68,000,000 shares of common stock of the Issuer to the extent there is sufficient authorized common stock for full conversion.

As of the date of the Share Exchange Agreement there were no material relationships between CHFY or any of its affiliates and Liu, other than in respect of the Share Exchange Agreement.

The foregoing summary of selected provisions of the Share Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement, a copy of which is included as an exhibit to the CHFY’s current report on Form 8-K, which was filed with the U.S. Securities and Exchange Commission on June 16, 2010.

Other than as heretofore described, Liu does not have any plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.  Interest in Securities of the Issuer.

a.           After giving effect to the issuance  of 100,000,000 shares pursuant to the Share Exchange as described above, the Issuer has 156,000,000 shares of Common Stock issued and outstanding.  At present, Liu beneficially owns 86,400,000 shares of such Common Stock, representing 43.2% of the issued and outstanding Common Stock.  Liu disclaims any membership in a group within the meaning of Section 13(d)(3) of the Act.

b.           The following table indicates the number of shares as to which Liu has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

CUSIP No. 16943P 10 0

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
Liu	86,400,000	43.2%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
Liu	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Liu	86,400,000	43.2%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
Liu	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Liu represents that no contracts, arrangements, understandings or relationships exist among Liu and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Shengli Liu

By: /s/ Shengli Liu
Name: Shengli Liu

Date:   June 27, 2011

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